UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          Microtel International, Inc.
      -------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
      -------------------------------------------------------------------
                         (Title of Class of Securities)


                                    59514K209
                -----------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
      -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ------------------------                            -----------------------
  CUSIP No. 59514K209               13G                Page 2 of 11 Pages
- ------------------------                            -----------------------

- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Alan S. MacKenzie, Jr.
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a  |_|
                                                                 (b) |_|
- --------------------------------------------------------------------------------
   3     SEC USE ONLY

- --------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- --------------------------------------------------------------------------------
                        |   5    SOLE VOTING POWER
                        |
       NUMBER OF        |        3,023,185 shares of Common Stock.  See Item 4.
        SHARES          |-------------------------------------------------------
                        |   6    SHARED VOTING POWER
     BENEFICIALLY       |
                        |
       OWNED BY         |-------------------------------------------------------
         EACH           |   7    SOLE DISPOSITIVE POWER
       REPORTING        |
                        |        3,023,185 shares of Common Stock. See Item 4.
      PERSON WITH       |-------------------------------------------------------
                        |   8    SHARED DISPOSITIVE POWER
                        |
                        |
- --------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,023,185 shares of Common Stock.  See Item 4.
- --------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES
         CERTAIN SHARES*                                [  ]
- --------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.6% of shares of Common Stock.  See Item 4.
- --------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IN
- --------------------------------------------------------------------------------

- ------------------------                            -----------------------
  CUSIP No. 59514K209               13G                Page 3 of 11 Pages
- ------------------------                            -----------------------


- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         David N. Marino
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a  |_|
                                                                 (b) |_|
- --------------------------------------------------------------------------------
   3     SEC USE ONLY

- --------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- --------------------------------------------------------------------------------
                        |   5    SOLE VOTING POWER
                        |
       NUMBER OF        |        3,015,685 shares of Common Stock.  See Item 4.
        SHARES          |-------------------------------------------------------
                        |   6    SHARED VOTING POWER
     BENEFICIALLY       |
                        |
       OWNED BY         |-------------------------------------------------------
         EACH           |   7    SOLE DISPOSITIVE POWER
       REPORTING        |
                        |        3,015,685 shares of Common Stock. See Item 4.
      PERSON WITH       |-------------------------------------------------------
                        |   8    SHARED DISPOSITIVE POWER
                        |
                        |
- --------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,015,685 shares of Common Stock.  See Item 4.
- --------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES
         CERTAIN SHARES*                                [  ]
- --------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.6% of shares of Common Stock.  See Item 4.
- --------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IN
- --------------------------------------------------------------------------------

- ------------------------                            -----------------------
  CUSIP No. 59514K209               13G                Page 4 of 11 Pages
- ------------------------                            -----------------------


- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Joel S. Kraut
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a  |_|
                                                                 (b) |_|
- --------------------------------------------------------------------------------
   3     SEC USE ONLY

- --------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- --------------------------------------------------------------------------------
                        |   5    SOLE VOTING POWER
                        |
       NUMBER OF        |        3,015,685 shares of Common Stock.  See Item 4.
        SHARES          |-------------------------------------------------------
                        |   6    SHARED VOTING POWER
     BENEFICIALLY       |
                        |
       OWNED BY         |-------------------------------------------------------
         EACH           |   7    SOLE DISPOSITIVE POWER
       REPORTING        |
                        |        3,015,685 shares of Common Stock. See Item 4.
      PERSON WITH       |-------------------------------------------------------
                        |   8    SHARED DISPOSITIVE POWER
                        |
                        |
- --------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,015,685 shares of Common Stock.  See Item 4.
- --------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES
         CERTAIN SHARES*                                [  ]
- --------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.6% of shares of Common Stock.  See Item 4.
- --------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IN
- --------------------------------------------------------------------------------

- ------------------------                            -----------------------
  CUSIP No. 59514K209               13G                Page 5 of 11 Pages
- ------------------------                            -----------------------


- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Orbit II Partners, L.P.
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a  |_|
                                                                 (b) |_|
- --------------------------------------------------------------------------------
   3     SEC USE ONLY

- --------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
- --------------------------------------------------------------------------------
                        |   5    SOLE VOTING POWER
                        |
       NUMBER OF        |        3,015,685 shares of Common Stock.  See Item 4.
        SHARES          |-------------------------------------------------------
                        |   6    SHARED VOTING POWER
     BENEFICIALLY       |
                        |
       OWNED BY         |-------------------------------------------------------
         EACH           |   7    SOLE DISPOSITIVE POWER
       REPORTING        |
                        |        3,015,685 shares of Common Stock. See Item 4.
      PERSON WITH       |-------------------------------------------------------
                        |   8    SHARED DISPOSITIVE POWER
                        |
                        |
- --------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,015,685 shares of Common Stock.  See Item 4.
- --------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES
         CERTAIN SHARES*                                [  ]
- --------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.6% of shares of Common Stock.  See Item 4.
- --------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         PN
- --------------------------------------------------------------------------------

- ------------------------                            -----------------------
  CUSIP No. 59514K209               13G                Page 6 of 11 Pages
- ------------------------                            -----------------------



ITEM 1(a). Name of Issuer:

           Microtel International, Inc.

ITEM 1(b). Address of Issuer's Principal Executive Offices:

           9485 Haven Avenue
           Suite 100
           Rancho Cucamonga, CA 91730

ITEM 2(a). Name of Person Filing:

           Alan S. MacKenzie, Jr., David N. Marino, Joel S. Kraut and Orbit II Partners, L.P.

ITEM 2(b). Address of Principal Business Office or, if None, Residence:

           The principal business address of each of Alan S.
           MacKenzie, Jr., David N. Marino, Joel S. Kraut and
           Orbit II Partners, L.P. ("Orbit II") is:

           c/o Orbit II Partners, L.P.
           2 Rector Street
           16th Floor
           New York, New York  10006

ITEM 2(c). Citizenship:

           Mr. MacKenzie, Mr. Marino and Mr. Kraut are United States citizens. Orbit II Partners, L.P. is a Delaware limited partnership. Messrs. MacKenzie, Marino and Kraut are each a Managing General Partner of Orbit II.

ITEM 2(d). Title of Class of Securities:

           Common Stock, $.0033 par value per share (the "Common Stock").

ITEM 2(e). CUSIP Number:

           59514K209

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

   (a) |_| Broker or Dealer registered under Section 15 of the Exchange Act.
   (b) |_| Bank as defined in section 3(a)(6) of the Exchange Act.
   (c) |_| Insurance Company as defined in section 3(a)(19) of the Exchange Act.
   (d) |_| Investment Company registered under section 8 of the Investment Company Act.
   (e) |_| An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
   (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
   (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
   (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
   (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
           Company Act;
   (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

- ------------------------                            -----------------------
  CUSIP No. 59514K209               13G                Page 7 of 11 Pages
- ------------------------                            -----------------------


ITEM 4.    Ownership.

      (a)  Amount Beneficially Owned:

           As of December 31, 2001, Orbit II owned 3,015,685 shares of Common Stock. Therefore, as of December 31, 2001, Orbit II beneficially owned 3,015,685 shares of Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Each of Messrs. MacKenzie, Marino and Kraut is a Managing General Partner of Orbit II. Based upon the foregoing, as of December 31, 2001, each of Messrs. Marino and Kraut beneficially owned 3,015,685 shares of Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Additionally, as of December 31, 2001, Mr. MacKenzie individually owned 7,500 shares of Common Stock. Based upon the foregoing, as of December 31, 2001, Mr. MacKenzie beneficially owned 3,023,185 shares of Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

       (b) Percent of Class:

           As of December 31, 2001, each of Messrs. Marino and Kraut and Orbit II was the beneficial owner of an aggregate of 3,015,685 shares of Common Stock, which constituted approximately 14.6% of the shares of Common Stock outstanding (based upon 20,670,703 shares of Common Stock outstanding). As of December 31, 2001, Mr. MacKenzie was the beneficial owner of an aggregate of 3,023,185 shares of Common Stock, which constituted approximately 14.6% of the shares of Common Stock outstanding (based upon 20,670,703 shares of Common Stock outstanding).

       (c) Number of shares as to which such person has:

           (i)   Sole power to vote or direct the vote:

                 Each of Messrs. Marino and Kraut and Orbit II had sole power to vote or direct the vote of 3,015,685 shares of Common Stock. Mr. MacKenzie had sole power to vote or direct the vote of 3,023,185 shares of Common Stock. See Item 4(a) above.

           (ii)  Shared power to vote or direct the vote:

                 Not Applicable.

           (iii) Sole power to dispose or to direct the disposition of:

                 Each of Messrs. Marino and Kraut and Orbit II had sole power to dispose or to direct the disposition of 3,015,685 shares of Common Stock. Mr.
                 MacKenzie had sole power to dispose or to direct the disposition of 3,023,185 shares of Common Stock.
                 See Item 4(a) above.

           (iv)  Shared power to dispose or to direct the disposition of:

                 Not Applicable.

ITEM 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable.

ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

- ------------------------                            -----------------------
  CUSIP No. 59514K209               13G                Page 8 of 11 Pages
- ------------------------                            -----------------------



ITEM 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company.

           Not Applicable.

ITEM 8.    Identification and Classification of Members of the
           Group.

           Not Applicable.

ITEM 9.    Notice of Dissolution of Group.

           Not Applicable.

ITEM 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

- ------------------------                            -----------------------
  CUSIP No. 59514K209               13G                Page 9 of 11 Pages
- ------------------------                            -----------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 25, 2002
                                              ---------------------------------
                                                         (Date)

                                               /s/ Alan S. MacKenzie, Jr.
                                             -----------------------------------
                                                       (Signature)

                                                   Alan S. MacKenzie, Jr.
                                             -----------------------------------
                                                         (Name)

                                                    January 25, 2002
                                             -----------------------------------
                                                         (Date)

                                                 /s/ David N. Marino
                                             -----------------------------------
                                                       (Signature)

                                                     David N. Marino
                                             -----------------------------------
                                                         (Name)

                                                    January 25, 2002
                                             -----------------------------------
                                                         (Date)

                                                /s/ Joel S. Kraut
                                             -----------------------------------
                                                       (Signature)

                                                    Joel S. Kraut
                                             -----------------------------------
                                                         (Name)

                                                    January 25, 2002
                                             -----------------------------------
                                                         (Date)

                                                ORBIT II PARTNERS, L.P.

                                                /S/ Alan S. MacKenzie
                                             -----------------------------------
                                             Name:  Alan S. MacKenzie, Jr.
                                             Title: Managing General Partner

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  CUSIP No. 59514K209               13G                Page 10 of 11 Pages
- ------------------------                            -----------------------

                                  EXHIBIT INDEX

                                                    Sequentially Numbered Page
EXHIBIT NO.               TITLE:                     on Which Exhibit Begins
- --------------   -------------------------------   -----------------------------
       1.        Joint Filing Agreement pursuant               11
                 to Rule 13d-1(k)(1) under the
                 Securities Exchange Act of 1934,
                 as amended, among Alan S.
                 MacKenzie, Jr., David N. Marino
                 Joel S. Kraut and Orbit II
                 Partners, L.P.

- ------------------------                            -----------------------
  CUSIP No. 59514K209               13G                Page 11 of 11 Pages
- ------------------------                            -----------------------


                                    EXHIBIT 1

      Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

           Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated January 25, 2002 with respect to the issued and outstanding Common Stock of Microtel International, Inc. beneficially owned by each of the undersigned, respectively.

Dated: January 25, 2002


                                     /s/ Alan S. MacKenzie, Jr.
                                    ------------------------------------
                                     Alan S. MacKenzie, Jr.



                                     /s/ David N. Marino
                                    ------------------------------------
                                     David N. Marino



                                     /s/ Joel S. Kraut
                                    ------------------------------------
                                     Joel S. Kraut



                                     ORBIT II PARTNERS, L. P.



                                      /s/ Alan S. MacKenzie, Jr.
                                     -----------------------------------
                                     Name: Alan S. MacKenzie, Jr.
                                     Title: Managing General Partner